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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Augusta Resource Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
050912203
(CUSIP Number)
December 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	050912203

1	NAMES OF REPORTING PERSONS Canton Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,851,317

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,851,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,851,317

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	050912203

1	NAMES OF REPORTING PERSONS Archer Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,851,317

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,851,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,851,317

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	050912203

1	NAMES OF REPORTING PERSONS Joshua A. Lobel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		83,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,851,317

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,000

WITH:	8	SHARED DISPOSITIVE POWER

		4,851,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,934,317

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	050912203

1	NAMES OF REPORTING PERSONS Eric J. Edidin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		58,800

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,851,317

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		58,800

WITH:	8	SHARED DISPOSITIVE POWER

		4,851,317

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,910,117

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) relates to shares of common stock, no par value (“Common Stock”), of Augusta Resource Corporation, a Canadian corporation (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a principal of Canton, and (iv) Eric J. Edidin, a principal of Canton (the persons mentioned in (i) (ii), (iii) and (iv) are referred to as the “Reporting Persons”). All shares of Common Stock are held by the Funds, Mr. Lobel and Mr. Edidin.

Item 1(a)	Name of Issuer.
Augusta Resource Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
#400 — 837 W. Hastings Street
Vancouver, British Columbia
Canada V6C3N6

Item 2(a)	Name of Person Filing.
(i) Archer Capital Management, L.P. (“Archer”) (ii) Canton Holdings, L.L.C. (“Canton”) (iii) Joshua A. Lobel and (iv) Eric J. Edidin.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
570 Lexington Avenue, 40th Floor
New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.
Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 2(d)	Title of Class of Securities.
Common stock, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number.
050912203

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)
Canton and Archer may be deemed the beneficial owner of the 4,851,317 shares of Common Stock held by the Funds. Mr. Lobel may be deemed the beneficial owner of 4,934,317 shares of Common Stock held by the Funds and by Mr. Lobel directly. Mr. Edidin may be deemed the beneficial owner of 4,910,117 shares of Common Stock held by the Funds and by Mr. Edidin directly.

(b)
Canton, Archer and Mr. Edidin may be deemed the beneficial owners of 5.5% of the Issuer’s outstanding shares of Common Stock and Mr. Lobel may be deemed the beneficial owner of 5.6% of the Issuer’s outstanding shares of Common Stock. Such percentages were calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by each of the respective Reporting Persons by (ii) 88,734,261 shares of Common Stock outstanding as of September 30, 2008, as reported in the Interim Financial Statements on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 13, 2008.

(c)
Canton and Archer have the power to vote and dispose of the 4,851,317 shares of Common Stock held by the Funds. Mr. Lobel has the power to vote and dispose of the 4,934,317 shares of Common Stock held by the Funds and by Mr. Lobel directly. Mr. Edidin has the power to vote and dispose of the 4,910,117 shares of Common Stock held by the Funds and by Mr. Edidin directly.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 7, 2009

Archer Capital Management, L.P.

By:	Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel

Name:	Joshua A. Lobel
Title:	Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel

Name:	Joshua A. Lobel
Title:	Manager

/s/ Joshua A. Lobel

Joshua A. Lobel

/s/ Eric J. Edidin

Eric J. Edidin

EXHIBIT INDEX

Exhibit
No.	Description

1	Joint Filing Agreement by and among the Reporting Persons.